O-30198

There are a total of 9 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto. The Exhibit index page is contained on page ___ of this document.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050605

RECEIVED AUG 14 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 154

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

PROCESSED
AUG 16 2002
THOMSON FINANCIAL

1 Alexander Yanai Street
Petach-Tikva, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

1072153.5

CR

INTERNET GOLD-GOLDEN LINES LTD.

6-K Items

1. Internet Gold-Golden Lines Ltd. Press Release dated August 12, 2002.

Monday August 12, 6:51 am Eastern Time

Press Release

SOURCE: Internet Gold

Internet Gold Reports Record Operating Income of NIS 7.8 Million in Q2 2002

Net Cash in the Quarter Increased by NIS 6.4 Million

TEL AVIV, Israel, Aug. 12 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD - News) today reported financial results for the second quarter of 2002. Operating income for the second quarter reached NIS 7.8 million (US$ 1.6 million), compared with an operating loss of NIS 13.4 million (US$ 3.2 million) for the comparable period in 2001. Operating income for the six months ended June 30, 2002, reached NIS 10.7 million (US$ 2.2 million), compared with an operating loss of NIS 31.8 million (US$ 7.6 million) for the same period last year.

Net profit for the second quarter reached NIS 3.3 million (US$ 0.7 million), or NIS 0.18 (US$0.04) per share, compared with a net loss of NIS 12.8 million (US$ 3.1 million), or NIS 0.69 (US$ 0.17) per share, for the same quarter last year. Net profit for the six months reached NIS 8.6 million (US$ 1.8 million), or NIS 0.46 (US$ 0.10) per share, compared with a net loss of NIS 24.9 million (US$ 6.0 million), or NIS 1.35 (US$ 0.32) per share, for the same period last year.

Net cash in the second quarter increased by NIS 6.4 million (US$ 1.3 million), compared with an increase of NIS 11.2 million (US$ 2.4 million) in the previous quarter and a decrease of NIS 16 million (US$ 3.8 million) in the second quarter of 2001. Approximately 70 percent of the increase in net cash in the second quarter of 2002 stems from operations, compared to 60 percent in the first quarter of 2002.

Internet Gold's CEO, Eli Holtzman, said today: "With this quarter's results, Internet Gold again has proved that it can achieve its profitability goals. We are especially pleased with our record operating income. While competitive conditions remained intense, a leaner and more efficient structure enabled us to produce cash for the fourth sequential quarter from our connectivity and value-added services (VAS) operation. Accelerated growth of broadband subscribers exceeded our expectations and played a role in our achieving improved second-quarter financial results. Operating results of our subsidiaries, Gold Trade and MSN Israel, are also expected to improve, bringing our turnaround plan closer to its final stage."

The results of Gold Trade, the Company's e-commerce subsidiary are not consolidated in this quarter 's results. Gold Trade's results are included in the Company's financials on an equity basis. Excluding Gold Trade's revenues, Internet Gold's revenues reached NIS 46.3 million (US$ 9.7 million) in the second quarter of 2002, compared with NIS 41.0 million (US$ 9.8 million) for the comparable quarter in 2001. Revenues for the six month period reached NIS 91.5 million (US$ 19.2 million) compared to NIS 82.9 million (US$ 19.9 million) for the comparable period in 2001.

Current liabilities				
Short-term bank loans	74,027	82,259	21,404	4,488
Accounts payable	37,879	33,768	23,727	4,975
Other payables	19,986	24,957	15,473	3,244
Total current liabilities	131,892	140,984	60,604	12,707
Long-term liabilities				
Long-term loans	15,235	15,887	2,074	435
Capital deficiency of a consolidated company which the company does not intend to bear	(4,882)	-	-	-
Deferred revenues	573	2,515	308	65
Liability for termination of employer-employee relations, net	4,201	3,920	4,029	845
Company's share in excess of liabilities over assets in investees	-	-	9,785	2,052
Total long-term liabilities	15,127	22,322	16,196	3,397
Minority interest in subsidiary	-	-	53	11
Shareholders' equity (deficit)				
Ordinary shares	201	201	201	42
Additional paid in capital	218,773	218,773	218,773	45,874
Accumulated deficit	(133,710)	(137,073)	(125,152)	(26,243)
Total shareholders' equity	85,264	81,901	93,822	19,673
Total liabilities and shareholders' equity	232,283	245,207	170,675	35,788

Consolidated Statements of Operations
Adjusted to NIS of June 2002

Convenience

translation

	Year ended December 31	Three months ended June 30		Six months ended June 30		into US Dollars Six months June 30
	2001	2001	2002	2001	2002	2002
	(Audited)	(Un-audited)	(Un-audited)	(Un-audited)	(Un-audited)	(Un-audited)
				(In thousands)		

1110181.1